January 18, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jessica Ansart

Re:	IQVIA Holdings Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed January 5, 2024

Registration No. 333-276404

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, IQVIA Holdings Inc., IQVIA Inc., and the other co-registrants named in the above-referenced Registration Statement hereby request that the effective date of the above-referenced Registration Statement, as amended, be accelerated to, and the Registration Statement, as amended, become effective on, January 22, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please contact Marko Zatylny of Ropes & Gray LLP at marko.zatylny@ropesgray.com or (617) 951-7980, or Tom Fraser of Ropes & Gray LLP at thomas.fraser@ropesgray.com or (617) 951-7063, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

IQVIA Holdings Inc.

By:	/s/ Eric M. Sherbet
Eric M. Sherbet
Executive Vice President, General Counsel, and Secretary

cc:	Eric M. Sherbet, IQVIA Holdings Inc.
Marko Zatylny, Ropes & Gray LLP
Tom Fraser, Ropes & Gray LLP